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Exhibit 2

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FOR IMMEDIATE RELEASE

FALCONBRIDGE ANNOUNCES FIRST PHASE
OF NEW MINE DEVELOPMENT IN SUDBURY
Company Provides Update on Nickel Exploration Activities and Development Projects

Toronto, Ontario, March 11, 2004 — Falconbridge Limited ["Falconbridge"] (TSX: FL) today announced that it has received Board approval for the underground definition program at its Nickel Rim South nickel deposit in Sudbury, Ontario. The five-year, $368-million program will go ahead immediately with production expected to start in 2008. Once completed, a further $185 million will be required to bring the mine into production. After taking into account pre-production revenues of $141 million, the overall net capital cost will be $413 million.

"In recent years, we have successfully increased the quality and quantity of resources available to us through a targeted exploration and acquisition program," said Aaron Regent, Falconbridge's President and Chief Executive Officer. "The addition of a large, high-grade inferred resource such as Nickel Rim South has dramatically changed our resource profile in Sudbury. Combined with our recent discovery of the Fraser Morgan deposit, we now have a resource base that will allow us to operate in Sudbury for at least the next 20 years."

Update on Nickel Rim South

Nickel Rim South is the result of the Company's strategy to upgrade and increase its reserve base. Significant progress has been made since its discovery in 2001.

Highlights — Nickel Rim South Deposit

•
Confirmed inferred resources at Nickel Rim South of 13.2 million tonnes (up 106% since early 2003) grading 1.7% nickel, 3.5% copper, 0.04% cobalt, 0.8 g/t gold, 1.9 g/mt platinum, 2.2 g/mt palladium.

•
Announced underground definition program starting immediately; mine expected to be in production by 2008; expenditures in 2004 will be $75 million.

•
Pre-tax internal rate of return of approximately 40% at $3.25/lb. nickel and $0.90/lb. Copper.

•
Operating cash costs estimated to be negative $0.66/lb. of nickel after by-product credits

•
Resource boundaries are still unknown, which could lead to further increases in size; surface drilling underway to be completed by Fall.

The development of Nickel Rim South reinforces the potential of the Company's mining base in an area where it has extensive infrastructure available. In addition, it will support the full utilization of Falconbridge's future smelting and refining capacity, further improving its cost structure and re-establishing Sudbury as a strong production base.

        "Furthermore, the development of the Nickel Rim South deposit, which will generate large ore volumes, will indirectly facilitate the eventual construction of Onaping Depth, another large, high-grade deposit located at a depth of approximately 2,800 metres. In the context where Falconbridge's production at Sudbury would be mainly supported by Nickel Rim South, Onaping Depth could be developed at a much lower mining rate of approximately 500,000 tonnes per year compared with our initial plan of 1.5 million tonnes per year," said Mr. Regent.

Other Exploration Activities and Development Projects

        In addition to the success Falconbridge has had in discovering Nickel Rim South, the Company also made significant progress in advancing its nickel business strategy. The Company has a large production base that will allow it to benefit from high nickel prices and substantial growth potential within its own asset base, which could lead to a 65% increase in production by 2010.

Highlights — Other Nickel Exploration Activities and Development Projects

•
Added 12.5 million tonnes of nickel resources at Sudbury, Ontario and Raglan, Quebec since Jan. 1, 2003

•
Confirmed inferred resources of 6.3 million tonnes at Fraser Morgan (up 158% since early 2003)

•
Maintained Raglan's reserve level with additional discoveries

•
Completing scoping studies in 2004:

•
Expansion of 5,000 tonnes per year at Raglan; could be completed by 2008

•
Expansion of 6,000 to 7,000 tonnes per year at Falcondo, the Company's ferronickel operation in the Dominican Republic

•
Progressing with Bankable Feasibility Study for Koniambo project in New Caledonia; expected to be completed during third quarter 2004

•
Beginning major pre-development exploration program on the Kabanga property in Tanzania

•
Potential annual production of nickel at Falconbridge could reach 164,000 tonnes per year in 2010 from a 99,000-tonne-per-year forecast in 2004, up 65% over six-year period

•
Overall operating cash cost for Integrated Nickel Operations (INO) will decline significantly with new production at Nickel Rim South, Montcalm and Onaping Depth

Nickel Development Projects

Project	Category	Increase	Timeframe	Comments
Raglan, Canada	Brownfield expansion	20%+ in nickel production	• Scoping study to be completed in 2004 • Production in 2008	Maintained total reserves and resources since start-up
Falcondo, Dominican Republic	Brownfield expansion	6,000 tonnes of ferronickel production	• Scoping study to be completed in 2004	22-year reserve base
Koniambo, New Caledonia (50%)	Greenfield expansion	30,000 tonnes per year of ferronickel	• Bankable Feasibility Study expected in third quarter 2004 • In position to make development decision by year-end 2004	60+-year resource base
Kabanga*, Tanzania (50%)	Greenfield expansion	15,000 to 18,000 tonnes per year of nickel in concentrate	• Initiating major drilling program in second quarter of 2004 • Development decision within 36 months	26.4 million tonnes of inferred nickel resource
*
In February 2004, the Company entered into a letter of intent to acquire from Barrick Gold Corporation an option to earn a 50%-interest in the Kabanga Nickel Project in northwestern Tanzania. Barrick is in the process of revising the resource estimate to incorporate the results of a successful drilling program in 2003. The Kabanga deposit is open at depth and has significant upside potential.

Positive Outlook With Multiple Pillars of Growth

"Falconbridge now has several options to grow its nickel production, including some low-risk, lower-cost brownfield opportunities at both Raglan and Falcondo, and some highly-coveted greenfield projects in New Caledonia and, possibly, in Tanzania," said Mr. Regent. "Most importantly, Falconbridge is in an excellent position to increase its nickel production by as much as 65% by 2010 from its current base. This will allow us to benefit from a favourable long-term nickel pricing environment and a much-improved operating cash cost at our operations."

For further information, please participate in our live interactive webcast, which can be accessed today on Falconbridge's website at www.falconbridge.com at 3:00 p.m. EST. If you are unable to participate during the live webcast, the call will be archived on the website.

Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.2%) and by other investors (40.8%).

All funds are in U.S. dollars and units of measurement are metric unless otherwise noted.

Contacts: Falconbridge Limited
IR: Denis Couture	Media: Dale Coffin
Vice-President, Investor Relations	Director, External Communications
(416) 982-7020	(416) 982-7161
(416) 982-7242	(416) 982-3501
denis.couture@toronto.norfalc.com	dale.coffin@toronto.norfalc.com
www.falconbridge.com

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FALCONBRIDGE ANNOUNCES FIRST PHASE OF NEW MINE DEVELOPMENT IN SUDBURY Company Provides Update on Nickel Exploration Activities and Development Projects
Nickel Development Projects